EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2012	2011	2010	2009	2008
	(in millions of dollars, except ratios)
Earnings

Income Before Income Tax	$1,249.5	$333.3	$1,319.9	$1,283.9	$824.3
Fixed Charges	169.8	165.5	163.1	146.2	179.9
Adjusted Earnings	$1,419.3	$498.8	$1,483.0	$1,430.1	$1,004.2

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$145.4	$143.3	$143.3	$126.2	$156.3
Interest Credited to Policyholders	9.7	9.4	8.9	8.4	9.0
Portion of Rents Deemed Representative of Interest	13.9	12.0	9.8	10.0	11.5
Other	0.8	0.8	1.1	1.6	3.1
Total Fixed Charges	$169.8	$165.5	$163.1	$146.2	$179.9

Ratio of Earnings to Fixed Charges	8.4	3.0	9.1	9.8	5.6

Effective January 1, 2012, we adopted an accounting standards update regarding the capitalization of costs associated with the acquisition of insurance contracts and applied the amendment retrospectively. Prior period results have been adjusted to reflect our retrospective adoption.